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WRITER’S DIRECT DIAL NUMBER:  (202) 508-4667
December 27, 2007

VIA EDGAR
Ms. Patricia Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant:	American Performance Funds
	File Nos.:	811-06114; 33-35190
	Filing Type:	Post-Effective Amendment No. 40 to the Fund’s Registration Statement on Form N-1A
	Filing Date:	October 19, 2007
Dear Ms. Williams:
     Per your request, please find below our responses to your comments on Post-Effective Amendment No. 40 to American Performance Funds’ Registration Statement on Form N-1A. The American Performance Funds (the “Trust”) acknowledges that staff comment or changes in response to staff comment with respect to the Trust’s Registration Statement filed on October 19, 2007 do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The American Performance Funds hereby represents that the Trust will not use the comment process between the Trust and the Commission with respect to the Registration Statement as a defense in any securities related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

PROSPECTUSES

Comment:	In the Investment Management sections of the Bond and Equity Funds’ prospectuses, please include the length of service of each portfolio manager with respect to the Fund for which the portfolio manager serves in such capacity.

Response:	We have revised the disclosure to provide the requested information by adding a column titled “Portfolio Manager of this Fund Since” to the portfolio manager information table.

Comment:	With respect to the Funds that invest in mortgage-backed or mortgage-related securities, please add disclosure regarding the risk associated with investments in such securities, including the risk associated with investments related to subprime mortgages.

Response:	We have revised the disclosure as requested. The following new risk category titled “Mortgage Market Risk” has been added to Fund Summary section for Bond Fund, Intermediate Bond Fund, Short-Term Income Fund and Balanced Fund:

Mortgage Market Risk — The mortgage market in the United States has recently experienced difficulties that may adversely affect the performance and market value of certain of the Fund’s mortgage-related investments. Losses on mortgage loans (especially subprime and second-lien mortgage loans) and increased investor yield requirements have led to reduced demand for mortgage loans and limited liquidity in the secondary market for some mortgage-related securities.

In addition, the following disclosure has been added to the Bond and Equity Funds’ Statement of Additional Information:

The mortgage market in the United States has recently experienced difficulties that may adversely affect the performance and market value of certain of the Fund’s mortgage-related investments. Delinquencies and losses on residential mortgage loans (especially subprime and second-lien mortgage loans) generally have increased recently and may continue to increase, and a decline in or flattening of housing values (as has recently been experienced and may continue to be experienced in many housing markets) may exacerbate such delinquencies and losses. Owing largely to the foregoing, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, especially for those that are deemed to be sub-prime, which can adversely affect the market value of mortgage-related securities. Various legislative or regulatory proposals designed to reduce the number of sub-prime defaults could have the effect of reducing the yield on and market value of mortgage-related investments. The Funds cannot predict whether any such proposals shall be enacted or if enacted, on what terms, and if enacted, what effect such proposals will have on their mortgage-related investments.

Comment:	Disclosure in the Principal Investment Strategies sections of the Bond Fund, the Intermediate Bond Fund, the Short-Term Income Fund and the Balanced Fund prospectuses indicates that these Funds invest in derivatives. Please include examples or a comprehensive list of the types of derivatives in which the Funds invest and the related risks.

Response:	After consultation with the portfolio manager for the Bond Funds, it was determined that the risk related to investments in derivatives primarily involves the Funds’ investments in mortgage-backed and asset-backed securities. We believe that the “Mortgage Market/Subprime Risk” that has been added to the Fund Summaries with respect to the Funds listed above adequately addresses the risk related to the Funds’ investments in derivatives.

Comment:	In the section titled, “Selling Shares — By Electronic Funds Transfer,” please delete the word “normally” from the paragraph regarding the time at which the Funds’ net asset value is determined.

Response:	We have revised the disclosure as requested.

Comment:	In the fees and expenses tables in each the prospectuses, please add a subcaption to the “Annual Fund Operating Expenses” portion of the table directly above “Total Annual Fund Operation Expenses” for “Acquired Fund Fees and Expenses” in accordance with the requirements of Form N-1A.

Response:	With the exception of Balanced Fund, the fees and expenses incurred indirectly by the Funds as a result of investment in shares of one or more acquired funds do not exceed 0.01 percent of average net assets of the Funds. Thus, in accordance with Item 3(f)(i) in Form N-1A, these fees and expenses are included under the sub-caption “Other Expenses” for each Fund except the Balanced Fund.

STATEMENTS OF ADDITIONAL INFORMATION

Comment:	With regard to the Bond and Equity Funds, please clarify that the term “Municipal Securities” in the Funds’ investment restriction regarding their concentration policy applies only to tax-exempt securities.

Response:	The term “Municipal Securities” is defined to refer only to securities “the interest on which is both exempt from federal income taxes and not treated as a preference item for individuals for purposes of the federal alternative minimum tax” in the sections “Bond Funds” and “Municipal Securities.” We propose making no changes to the disclosure.

Comment:	With regard to each Fund, please disclose any ongoing arrangements to provide information regarding the Fund’s portfolio holdings.

Response:	The Funds have no ongoing arrangements to provide information regarding portfolio holdings to third parties, except as described in the SAIs. We propose making no changes to the disclosure.

NAME CHANGE — U.S. TAX-EFFICIENT LARGE CAP EQUITY FUND
In addition to the changes discussed above, the Trust proposes to change the name of the U.S. Tax-Efficient Large Cap Equity Fund to “U.S. Large Cap Equity Fund” in a filing with the Commission pursuant to Rule 497 of the Securities Act of 1933, on or about December 31, 2007. Please note that the Fund’s investment objective, principal investment strategy and portfolio management will remain unchanged.
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     If you have any further questions or comments please call me at (202) 508-4667.
Sincerely,
/s/ Alyssa Albertelli
Alyssa Albertelli